Exhibit 99.1

Alibaba Group Announces Strategic Integration of
Online Pharmacy Business into Alibaba Health

Hangzhou, China, April 15, 2015 — Alibaba Group Holding Limited (NYSE: BABA) today announced that it has reached a definitive agreement with Hong Kong Stock Exchange-listed Alibaba Health Information Technology Limited (SEHK: 00241) (“Alibaba Health”) pursuant to which Alibaba Group will transfer the operations of its Tmall online pharmacy business to Alibaba Health in consideration for newly issued shares and convertible bonds of Alibaba Health (the “Transaction”).

Alibaba Group currently owns an effective equity interest of approximately 38% in Alibaba Health, and upon completion of the Transaction, Alibaba Group’s effective equity ownership of Alibaba Health will increase to approximately 53% (or approximately 54.6% assuming the full conversion of the convertible bonds upon maturity) and Alibaba Health will become a consolidated subsidiary of Alibaba Group.

There are now 186 online-licensed pharmacies offering over-the-counter drugs, medical devices, contact lenses, and other general healthcare products which are featured on Tmall.  Gross merchandise value (GMV) of those businesses for the financial year ended March 31, 2015 was approximately RMB4.74 billion.  After the Transaction, consumers will continue to be able to make purchases from online pharmacies through Tmall, with Alibaba Health running the business operations of aggregating online pharmacy offerings to provide the highest quality and widest consumer choice.  With the integration of the online pharmacy business, Alibaba Health is well positioned to execute a focused strategy in the healthcare e-commerce sector and expand its offerings to healthcare industry participants across China.

“Healthcare will be a strategically important growth area for our ecosystem in the years to come, and we have a strong competitive advantage in this area.  Healthcare is especially important to Chinese consumers, and we expect that this integration will enable Alibaba Group to build a healthcare ecosystem that can utilize e-commerce, big data and other technologies to improve the healthcare supply chain and ultimately provide users with a better healthcare experience,” said Daniel Zhang, chief operating officer of Alibaba Group.

In the future, Alibaba Health will be well positioned to enter the online prescription drugs market should the opportunity arise.  Alibaba Group will continue to support the development of Alibaba Health to become the healthcare flagship for Alibaba Group.

Completion of the Transaction is subject to the completion of certain restructuring relating to the Tmall online pharmacy business and customary closing conditions including, among others, obtaining approvals of the Transaction by independent shareholders of Alibaba Health and the Hong Kong Stock Exchange.  Alibaba Group expects the Transaction to complete in the third quarter of 2015, subject to satisfaction of all closing conditions.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•                          Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                          Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                          Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                          Alitrip (www.alitrip.com), a leading online travel booking platform

•                          AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                          Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                          1688.com (www.1688.com), a leading online wholesale marketplace in China

•                          Alibaba Cloud Computing (www.aliyun.com), a provider of cloud computing services to businesses and entrepreneurs

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “aim,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba Group’s beliefs and expectations, the business outlook and quotations from management in this press release, as well as Alibaba Group’s strategic and operational plans, are or contain forward-looking statements. Alibaba Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba Group’s goals and strategies; Alibaba Group’s future business development; Alibaba Group’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba Group’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba Group’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba Group’s business; risks associated with acquisitions; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba Group’s filings with the SEC. All information provided in this press release is as of the date of this press release and are based on assumptions that Alibaba Group believes to be reasonable as of this date, and Alibaba Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Media Contacts:

Bob Christie

Alibaba Group

bob.christie@alibaba-inc.com

+ 1 917 860 9410

Melanie Lee
Alibaba Group

melanielee@hk.alibaba-inc.com

+852 9845 5416